FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000
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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 5 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 6 to 8 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 to the “Recent Developments — The Federal Republic of Germany” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on page 9 to the “Recent Developments — The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 3, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1066 U.S. dollar (EUR 0.9037 per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2019

The following information is derived from Rentenbank’s press release of January 30, 2020, announcing certain preliminary results for 2019. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2019. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2019 to be announced at a press conference and published in April 2020.

According to preliminary figures, Rentenbank saw in 2019 a year for strong promotional business. Within its core Agriculture promotional line, Rentenbank saw new business in its attractive low-interest special promotional loans increase by 2.7%. By contrast, the Renewable Energy promotional line experienced a decline. As a result, new business in special promotional loans dropped overall by around 10% to EUR 6.0 billion. Nevertheless, Rentenbank increased its total new promotional business by nearly 3% to EUR 10.6 billion.

Promotional funding increased for agriculture

2019 saw the lion’s share of new promotional business go to the Agriculture promotional line with EUR 2.2 billion of special promotional loans (as compared to EUR 2.1 billion in 2018). While the demand for financing for machinery and land purchases increased, demand for promotional loans for buildings was slower.

In the Agribusiness promotional line, Rentenbank targets businesses operating upstream and downstream from agriculture. In this area, new promotional business remained stable at the prior-year level of EUR 1.2 billion, while funding for operating materials and equipment, and machinery increased, the demand for funding for buildings tapered off.

By contrast, the demand for special promotional loans within the Renewable Energy promotional line tailed off sharply. After new business levels were at EUR 1.4 billion in 2018, new business in 2019 only achieved EUR 0.9 billion. Changes to German Renewable Energy Sources Act (Erneuerbare Energien Gesetz) were behind this as was the case the previous year. Faltering authorisation processes compounded the decline in the expansion of wind energy on land. The demand for promotional loans for solar and biogas plants also slowed.

Likewise, new business in Rural Development promotional line weakened. It amounted to EUR 1.7 billion (as compared to EUR 2.0 billion in 2018). This was due to a decline in demand from the federal states’ promotional banks for Rentenbank global loans, used for financing infrastructure projects in rural areas.

In the Forestry promotional line launched in the middle of 2019, new business amounted to EUR 25 million.

Euro medium term notes (EMTN) remain the most important funding instruments

In the 2019 financial year, Rentenbank raised EUR 10.3 billion of capital market funds with maturities of over two years (as compared to EUR 11.3 billion in 2018). As in the previous year, the euro was the most important currency of issuance with a share of 59%, followed by the pound sterling with 17% and the US dollar with 16%. 85% of Rentenbank issuances were placed with foreign investors. Commercial banks and central banks jointly made up our most important investors with 82% of the volume placed. The EMTN programme contributed 87% (EUR 9.0 billion) to the overall issuance volume (as compared to EUR 9.7 billion in 2018). Rentenbank continued to benefit across all its maturities from its excellent access to the market.

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Enhanced operating profit with stalwart cost efficiency

The preliminary operating profit before provision for loan losses and valuation was slightly above the level of the previous year at EUR 210.1 million (as compared to EUR 207.1 million in 2018); this was specifically because the net interest income increased to EUR 300.6 million (as compared to EUR 295.1 million in 2018). Administrative expenses increased only marginally by 1.5% to EUR 72.9 million (as compared to EUR 71.8 million in 2018) mainly due to increased staff expenses.

Capital ratios at a constant high level

Rentenbank’s capital ratios which are based on the EU CRR (Capital Requirements Regulation) have hardly changed. At year-end, the Tier 1 capital ratio increased to 30.1% (as compared to 29.7% in 2018) while the aggregated capital ratio remained almost stable at 31.1% (as compared to 31.2% in 2018). Therefore, the ratios continued to be significantly above the applicable regulatory requirements for Rentenbank.

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New Business

Promotional business		2019	2018	Change in %
		(EUR million)
Special promotional loans		6,011	6,694	- 10.2
Of which:	Agriculture	2,174	2,117	2.7
	Rural development	1,745	1,969	- 11.4
	Agribusiness	1,167	1,173	- 0.5
	Renewable Energy	894	1,425	- 37.3

Registered bonds / Promissory notes / Securities		4,635	3,649	27.0

Total new promotional business		10,646	10,344	2.9

Funding

Medium and long-term funding		10,300	11,276	- 8.7
Of which:	Euro MTN	8,976	9,650	- 7.0
	Global bonds	906	1,096	- 17.3
	AUD MTN	418	529	- 21.0

Balance Sheet

	December 31, 2019	December 31, 2018	Change in %
	(EUR million)
Total assets	90,904	90,161	0.8
Loans and advances to banks	60,417	60,138	0.5
Loans and advances to customers	6,487	6,486	0.0
Securities portfolio	17,162	16,520	3.9
Securitised liabilities	77,499	76,577	1.2

Equity reported on the balance sheet	4,609	4,539	1.5

Income Statement

	2019	2018	Change in %
	(EUR million)
Net interest income	300.6	295.1	1.9
Administrative expenses	72.9	71.8	1.5
Operating profit before provision for loan losses and valuation	210.1	207.1	1.4

Due to rounding, figures and percentages may not add up precisely to the totals provided.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.1	0.5

(1)	Adjustment for seasonal and calendar effects according to the X-13 method.

In the third quarter of 2019, Germany’s gross domestic product (“GDP”) increased by 0.1% compared to the second quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the second quarter of 2019, positive contributions to growth in the third quarter 2019 came from consumption, with increases in both household final consumption expenditure (+0.4%) and government final consumption expenditure (+0.8%). Additionally, fixed capital formation in construction increased markedly by 1.2% and fixed capital formation in other products, which includes expenditure on research and development, increased by 1.0% in the third quarter of 2019 compared to the second quarter of 2019. In the same period, fixed capital formation in machinery and equipment decreased by 2.6%, which was mainly due to special effects regarding general government fixed capital formation in machinery and equipment. Exports increased by 1.0% in the third quarter of 2019 compared to the second quarter of 2019, which had seen a sharp drop in goods exports. Imports remained almost even (+0.1%) with the second quarter level.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.5% in the third quarter of 2019 compared to the third quarter of 2018, following increases of 0.3% in the second quarter of 2019 and 1.0% in the first quarter of 2019, in each case compared to the corresponding periods in 2018.

Source: Statistisches Bundesamt, Gross domestic product: detailed results for the 3rd quarter of 2019, press release of November 22, 2019 (https://www.destatis.de/EN/Press/2019/11/PE19_448_811.html).

According to preliminary calculations of the Federal Statistical Office, the price-adjusted GDP was 0.6% higher in 2019 than in 2018. Thus, the German economy has grown for the tenth consecutive year. While this represents the longest period of growth in united Germany, growth lost momentum in 2019. Price-adjusted GDP grew much more strongly in the previous two years (+2.5% in 2017 and +1.5% in 2018). From a longer term perspective, German economic growth in 2019 was lower than the average annual growth rate of the last ten years (+1.3%).

Positive contributions to growth in 2019 were primarily provided by consumption expenditure. Household final consumption expenditure increased on a price-adjusted basis by 1.6% in 2019 compared to 2018, while government final consumption expenditure increased by 2.5% in the same period. Price-adjusted gross fixed capital formation also increased substantially in 2019, up 2.5% compared to 2018, with particularly strong increases recorded for civil engineering and housing construction (+3.8%). Gross fixed capital formation in other fixed assets (including expenditure on research and development) was also much higher (+2.7%) in 2019 than in 2018. Total price-adjusted gross capital formation, which covers gross fixed capital formation and changes in inventories, decreased by 1.7% in 2019 compared to 2018.

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German exports continued to increase in 2019 on an annual average. In price-adjusted terms, exports of goods and services increased by 0.9% on 2018 and imports of goods and services increased by 1.9% on 2018.

Source: Statistisches Bundesamt, German economy grew 0.6% in 2019, press release of January 15, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_018_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5

On an annual average basis, consumer prices in Germany rose by 1.4% in 2019 compared to 2018, down from an increase of 1.8% in 2018 compared to 2017. Energy prices in 2019 increased by 1.4% year-on-year. The small rise in energy prices recorded for 2019 was mainly due to lower mineral oil product prices (-1.8%; of which heating oil: -2.5%; motor fuels: -1.6%). Nevertheless, the prices of some energy products went up considerably (for instance natural gas: +3.9%; electricity: +3.4%). Excluding energy prices, the inflation rate in 2019 would have been 1.4% as well. Compared to 2018, food prices increased only slightly (+1.4%) in 2019. The prices of goods overall increased by 1.3% in 2019 on 2018. On an annual average basis, the prices of services overall increased by 1.5% in 2019 compared to 2018.

In December 2019, consumer prices in Germany increased by 1.5% compared to December 2018. The higher inflation rate as compared with the previous months (November and October 2019: +1.1% each) was mainly attributable to the development of energy prices, which in December 2019 were only 0.1% lower year-on-year (November 2019: -3.7% compared to November 2018). From December 2018 to December 2019, a price decline was recorded especially for heating oil (-6.2%) and motor fuels (-4.5%). By contrast, the prices of some energy products increased markedly, for example those of natural gas (+5.2%) and electricity (+4.1%). Excluding energy prices, the rate of inflation would have been 1.8% in December 2019. Food prices rose by 2.1% between December 2018 and December 2019, with markedly higher prices being recorded for meat and meat products (+5.5%). The year-on-year increase of 1.2% in the prices of goods overall in December 2019 was below average, mainly as a result of the development of energy product prices. The prices of services overall were up 1.8% in December 2019 compared to December 2018.

Compared to November 2019, the consumer price index increased by 0.5% in December 2019. This increase was largely attributable to the seasonally higher prices of package holidays (+21.1%).

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % und Veränderungen zum Vormonat in %
(https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html);
Statistisches Bundesamt, Consumer prices in 2019: +1.4% on a year earlier, press release of January 16, 2020
(https://www.destatis.de/EN/Press/2020/01/PE20_019_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.2
November 2019	3.1	3.2
December 2019	3.2	3.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2018, the number of employed persons in December 2019 increased by approximately 271,000 or 0.6%. Compared to November 2019, the number of employed persons in December 2019 increased by approximately 22,000 after adjustment for seasonal fluctuations.

In December 2019, the number of unemployed persons increased by approximately 78,000 or 5.3% compared to December 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2019 remained unchanged from November 2019 at 1.39 million. As in November 2018, the adjusted unemployment rate was 3.2% in December 2019.

Sources: Statistisches Bundesamt, December 2019: employment up 0.6% on the same month a year earlier, press release of January 30, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_031_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)
Item	January to November 2019	January to November 2018
Trade in goods, including supplementary trade items	222.4	209.6
Services	-24.2	-22.0
Primary income	82.8	77.3
Secondary income	-43.3	-41.2
Current account	237.7	223.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in November 2019: -2.9% on November 2018, press release of January 9, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_009_51.html).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, general government) recorded a surplus of EUR 49.8 billion in 2019. When measured as a percentage of GDP at current prices, the surplus ratio of general government was 1.5% for 2019.

Source: Statistisches Bundesamt, German economy grew 0.6% in 2019, press release of January 15, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_018_811.html).

Other Recent Developments

On January 30, 2020, the Council of the EU adopted the decision on the conclusion of the withdrawal agreement on behalf of the EU. This followed the European Parliament’s vote of consent on January 29, 2020, and the signature of the withdrawal agreement by the EU and the United Kingdom (“UK”) on January 24, 2020. The withdrawal agreement entered into force upon the UK’s exit from the EU on January 31, 2020, at midnight CET. From that time on, the UK is no longer an EU member state and is considered a third country.

The withdrawal agreement, which was agreed in its revised form between the EU and the UK in October 2019, ensures an orderly withdrawal of the UK from the EU. It covers citizens’ rights, the financial settlement, a transition period, protocols on Ireland/Northern Ireland, Cyprus and Gibraltar, governance and other separation issues. The entry into force of the withdrawal agreement marks the end of the period under Article 50 of the Treaty on European Union and the start of a transition period until December 31, 2020. This transition period, foreseen in the withdrawal agreement, aims to provide more time for citizens and businesses to adapt. During the transition period, the UK will continue to apply EU law but it will no longer be represented in the EU institutions. The transition period can be extended once for a period of up to one or two years, if the EU and the UK agree to this before July 1, 2020. However, the UK government has stipulated in the ratification act to the withdrawal agreement that it will waive this option.

Following the UK’s exit from the EU, negotiations on the future partnership between the EU and the UK have begun. Previously, in October 2019, the EU and the UK had agreed on a political declaration establishing the framework for this future relationship. If no agreement on the future relationship is reached, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the World Trade Organization.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/);
Agreement on the Withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, April 11, 2019 (https://data.consilium.europa.eu/doc/document/XT-21028-2019-INIT/en/pdf); House of Commons, Library, Withdrawal Agreement Bill: Implementing the transition period, October 22, 2019
(https://commonslibrary.parliament.uk/brexit/the-eu/withdrawal-agreement-bill-implementing-the-transition-period/);
UK Parliament, Publications, European Union (Withdrawal Agreement) Bill 2019-20
(https://services.parliament.uk/Bills/2019-20/europeanunionwithdrawalagreement.html; https://publications.parliament.uk/pa/bills/lbill/58-01/016/5801016.pdf);
Council of the EU, Brexit: Council adopts decision to conclude the withdrawal agreement, press release of January 30, 2020
(https://www.consilium.europa.eu/en/press/press-releases/2020/01/30/brexit-council-adopts-decision-to-conclude-the-withdrawal-agreement/).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: February 3, 2020

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